RECEIVED

2007 SEP 17 A 9:57

... ...

31 August 2007



07026613

SUPPL

BY FEDERAL EXPRESS

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F St., NE
Washington, D.C. 20549 U.S.A.

Re: **GOLDAS KUYUMCULUK SANAYI ITHALAT IHRACAT A.S.**

(GOLDAS JEWELRY INDUSTRY IMPORT EXPORT INC.)

SEC File No. 82-5223

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek:

Reference is hereby made to the letter (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") [by/on behalf of] [Goldas Kuyumculuk Sanayi Ithalat Ihracat A.S.], a company incorporated under the laws of [Turkey] (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish [on its Internet Web site] [through an electronic information delivery system generally available to the public in its primary trading market], on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the [Company's web site] [electronic information

PROCESSED

SEP 21 2007

THOMSON
FINANCIAL



24, Kayalar Sokak Merter 34169 İstanbul - Turkey
Tel: 90(212) 637 4000 • 90(212) 444 GOLD • Fax: 90(212) 637 4007 - 08
e-mail: goldas@goldas.com

Goldart
H O L D I N G

delivery system] on which such information will be published is [www.goldas.com]. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's [ordinary shares].

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact the undersigned at **Mr. Cetin BINATLI, +90 212 637 4000 Ext:167**

Very truly yours,

M. Sedat YALINKAYA
CEO


24, Kayalar Sokak Merter 34169 İstanbul - Turkey
Tel: 90(212) 637 4000 · 90(212) 444 GOLD · Fax: 90(212) 637 4007 - 08
e-mail: goldas@goldas.com



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